UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,102,578
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of November 8, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Offshore Wind Power LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,102,578
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of November 8, 2022.

This Amendment No. 5 (this “Amendment No. 5”) is filed by Marubeni Corporation and Japan Offshore Wind Power LLC (together, the “Reporting Persons”) and relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2021 (as amended and supplemented on November 12, 2021 by that certain Amendment No. 1 to the Schedule 13D, as further amended and supplemented on May 16, 2022 by that certain Amendment No. 2 to the Schedule 13D, as further amended and supplemented on July 5, 2022 by that certain Amendment No. 3 to the Schedule 13D, and as further amended and supplemented on October 7, 2022 by that certain Amendment No. 4 to the Schedule 13D, the “Initial 13D”, and as amended and supplemented through the date of this Amendment No. 5, the “Schedule 13D”) by the reporting persons named therein, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Initial 13D.

This Amendment No. 5 amends Items 2, 4, 5, 6 and 7 of the Initial 13D as set forth below:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove all references to Mitsui O.S.K. Lines, Ltd. and MOL Offshore Energy Limited.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

“Rule 10b5-1 Trading Plan

As further described in Item 6 below, on December 1, 2022, JOWP entered into the 10b5-1 Plan (as defined below) with MUMMS (as defined below) pursuant to which JOWP may sell up to 1,000,000 Common Shares through MUMMS.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) Each Reporting Person may be deemed to beneficially own the aggregate number and percentage of the class of Common Shares (based on the number of Common Shares outstanding as contained in the most recently available filing with the Commission by the Company) set forth in rows 11 and 13, respectively, on the second part of the on the cover page to this Schedule 13D for such Reporting Person, and such information is incorporated by reference herein.

The numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in rows 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for such Reporting Person, and such information is incorporated herein by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares, or has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Page 4 of 6 Pages

“Rule 10b5-1 Trading Plan

On December 1, 2022, JOWP entered into a Rule 10b5-1 Trading Plan (the “10b5-1 Plan”) with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMMS”) pursuant to which JOWP may sell up to 1,000,000 Common Shares through MUMMS. The 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended, and the applicable requirements of Rule 144 promulgated under the Securities Act of 1933, as amended. The 10b5-1 Plan may be terminated, suspended or amended in accordance with its terms.

The foregoing description of the Rule 10b5-1 Trading Plan is qualified in its entirety by reference to the Rule 10b5-1 Trading Plan, a form of which is filed as Exhibit 99.8 and is incorporated herein by reference in its entirety.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
99.7	Joint Filing Agreement, dated December 1, 2022, by and between Marubeni Corporation and Japan Offshore Wind Power LLC*
99.8	Form of Rule 10b5-1 Trading Plan*

⁎ Filed herewith.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2022

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager, Offshore Wind & Domestic Renewable Energy Dept.

JAPAN OFFSHORE WIND POWER LLC

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director

[Signature Page to Amendment No. 5 to Schedule 13D]

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended by deleting the sections titled “Information Concerning Executive Officers and Directors of INCJ”, “Information Concerning Executive Officers and Directors of INCJ SJ”, “Information Concerning Executive Officers and Directors of MOL” and “Information Concerning Executive Officers and Directors of MOL Offshore”.

A-1